

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Mark McKechnie
Chief Financial Officer, Executive Vice President and Treasurer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, California 94539

  Re: ACM Research, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Form 10-Q for Fiscal Quarters Ended September 30, 2022
    File No. 001-38273

Dear Mark McKechnie:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology